SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934

Sequans Communications S.A.

(Name of Issuer)

Ordinary shares, nominal value €0.02

(Title and Class of Securities)

817323108 (American Depositary Shares, each representing one ordinary share)

(CUSIP Number)

Guillaume Hecketsweiler

Bpifrance Participations S.A.

27-31, avenue du Générale Leclerc

94710 Maisons-Alfort Cedex

France

+33 1 5389 5503

With copy to:

Diana Billik

Allen & Overy LLP

52 Avenue Hoche

CS 90005

75379 Paris

France

+33 1 4006 5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Name of Reporting Person I.R.S. Identification of Above Person Caisse des Dépôts et Consignations

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,362,761

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,362,761

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,362,761

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.1%

14	Type of Reporting Person OO

1	Name of Reporting Person I.R.S. Identification of Above Person Bpifrance Participations S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,362,761

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,362,761

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,362,761

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.1%

14	Type of Reporting Person OO

1	Name of Reporting Person I.R.S. Identification of Above Person BPI-Groupe (bpifrance)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,362,761

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,362,761

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,362,761

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.1%

14	Type of Reporting Person OO

1	Name of Reporting Person I.R.S. Identification of Above Person EPIC BPI-Groupe

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,362,761

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,362,761

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,362,761

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.1%

14	Type of Reporting Person OO

1	Name of Reporting Person I.R.S. Identification of Above Person Fonds de Co-Investissement Direct

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,571,574

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,571,574

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,571,574

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.7%

14	Type of Reporting Person OO

1	Name of Reporting Person I.R.S. Identification of Above Person Bpifrance Investissement

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,571,574

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,571,574

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,571,574

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.7%

14	Type of Reporting Person OO

1	Name of Reporting Person I.R.S. Identification of Above Person Nicolas DUFOURCQ

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Share Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,571,574

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,571,574

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,571,574

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.7%

14	Type of Reporting Person IN

Item 1.                                     Security and Issuer.

This Statement on Schedule 13D relates to the ordinary shares, nominal value €0.02 per share, (“Ordinary Shares”) of Sequans Communications S.A., a société anonyme incorporated in France (the “Issuer”).  The Ordinary Shares are represented by American Depositary Shares, each American Depositary Share representing one Ordinary Share (the “ADSs”).  The Issuer’s principal executive offices are located at 19 Le Parvis, 92073 Paris-La Défense, France.

Item 2.                                     Identity and Background.

This Statement on Schedule 13D is filed jointly by (i) the Caisse des Dépôts et Consignations, a French special public entity (établissement special) (“CDC”), (ii) Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance”), (iii) BPI-Groupe (bpifrance), a société anonyme incorporated under the laws of the Republic of France (“BPI”), (iv) EPIC BPI-Groupe, a French public institution of industrial and commercial nature (“EPIC”), (v) the Fonds de Co-Investissement Direct, a fonds commun de placement à risques formed under the laws of the Republic of France (“FCID”), (vi) Bpifrance Investissement, a société par actions simplifiée formed under the laws of the Republic of France (“Bpifrance Investissement”), and (vii) Nicolas Dufourcq, Chairman of the Board of Directors of Bpifrance Investissement.  CDC, Bpifrance, BPI, EPIC, FCID, Bpifrance Investissement and Nicolas Dufourcq are referred to herein collectively as the “Reporting Persons.”  The principal address for CDC is 56, rue de Lille, 75007 Paris, France.  The principal address for Bpifrance, BPI, EPIC, FCID, Bpifrance Investissement and Nicolas Dufourcq is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.

Bpifrance is a French public investment fund specializing in the business of equity financing via direct investments or fund of funds.  Bpifrance is the wholly-owned subsidiary of BPI, a French financial institution especially created for this purpose.  CDC and EPIC each hold 50% of the share capital of BPI and jointly control BPI.  CDC is principally engaged in the business of long-term investments.  EPIC, a French public institution of industrial and commercial nature, is principally engaged in the business of banking finance.

FCID is a French venture capital mutual fund specializing in small and medium-sized technology companies.  All of its units are held by FSI PME Portefeuille, a fonds commun de placement à risques formed under the laws of the Republic of France, wholly owned by Bpifrance Participations and represented by Bpifrance Investissement.  FCID is represented in all matters by Bpifrance Investissement, its management company (société de gestion) regulated as such by the French Autorité des marchés financiers.  As a société par actions simplifiée, pursuant to its bylaws, Bpifrance Investissement is governed by its board of directors.  Nicolas Dufourcq, Chairman of the Board of Directors of Bpifrance Investissement, may be deemed to have shared voting and investment power over the Ordinary Shares.  However, Nicolas Dufourcq disclaims beneficial ownership of the Ordinary Shares and this Statement on Schedule 13D is not an admission that he is the beneficial owner of the Ordinary Shares.

As of the date hereof, Bpifrance holds directly 4,791,187 Ordinary Shares and FCID holds directly 1,571,574 Ordinary Shares.  As of the date hereof, none of BPI, CDC, EPIC, Bpifrance Investissement or Nicolas Dufourcq holds any Ordinary Shares directly.  BPI may be deemed to be the beneficial owner of 6,362,761 Ordinary Shares, indirectly through its sole ownership of Bpifrance, who in addition to its direct holding of 4,791,187 Ordinary Shares has an indirect holding of 1,571,574 Ordinary Shares held by FCID.  CDC and EPIC may be deemed to be the beneficial owner of 6,362,761 Ordinary Shares, indirectly through their joint ownership and control of BPI.  Bpifrance Investissement and Nicolas Dufourcq may be deemed to be the beneficial owner of 1,571,574 Ordinary Shares through their control of FCID.  Nicolas Dufourcq disclaims beneficial ownership of the Ordinary Shares and this Statement on Schedule 13D is not an admission that he is the beneficial owner of Ordinary Shares.

Attached as Appendices A, B, C, D and E to Item 2 is information concerning the executive officers and directors of Bpifrance, BPI, CDC,  EPIC and Bpifrance Investissement, respectively, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.  FCID is formed under the laws of the Republic France as a fonds commun de placement à risques.  FCID does not have legal capacity under French law or its own personnel, and is represented in all respects by Bpifrance Investissement, its manager.  Nicolas Dufourcq is a citizen of France and his business address is c/o Bpifrance Investissement, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.

None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Appendices A, B, C, D and E to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                     Source and Amount of Funds or Other Consideration.

During the period starting on December 31, 2007 and ending on March 14, 2011, FCID purchased securities issued by the Issuer, including common shares, various classes of preference shares and convertible notes convertible into preference shares of the Issuer.  Those securities were purchased from other security holders, including Dr. Karam, or from the Issuer by participating in its capital increases in February 2008, October 2009 and July 2010.  FCID obtained the funds to purchase these securities from working capital.  At or prior to the Issuer’s initial public offering as described in the Issuer’s prospectus dated April 14, 2011 and filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission, all convertible notes convertible into preference shares held by FCID were so converted.  At the time of the Issuer’s initial public offering, all preference shares issued by it were converted into Common Shares.  In 2011, FCID disposed of some of the Common Shares then held by it.  As of the date hereof, FCID holds directly 1,571,574 Common Shares, representing 2.7% of the Ordinary Shares.

On November 26, 2013, Bpifrance purchased 4,791,187 Ordinary Shares from the underwriters for an aggregate purchase price of $8,624,136.60, at the closing of the capital increase transaction described in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(2) with the Securities and Exchange Commission on November 21, 2013.  Bpifrance obtained the funds to purchase the Ordinary Shares from working capital.

Item 4.                                     Purpose of Transaction.

All of the Ordinary Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes.  The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

In connection with its purchase of the Ordinary Shares, Bpifrance and Dr. Georges Karam, chairman of the board of directors of the Issuer, entered into a letter agreement dated November 20, 2013 (the “Agreement”).  Pursuant to the Agreement, Dr. Karam has agreed, subject to certain exceptions, so long as Bpifrance or BPI owns at least 5% of the outstanding shares or voting rights of the Issuer, (i) to support the designation of a director by Bpifrance to serve on the Issuer’s board of directors, and (ii) to hold at least (x) 2,485,942 ordinary shares of the Issuer, which represents 80% of his current share ownership (not including stock options), until at least 12 months after the offering and (y) 1,533,714 ordinary shares of the Issuer, which represents 50% of his current share ownership (not including stock options), until December 1, 2016.  The description of the Agreement is qualified in its entirety by the terms of the Agreement, which is filed as Exhibit 99.1 hereto, and is incorporated herein by reference.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5.                                     Interest in Securities of the Issuer.

On November 26, 2013, Bpifrance purchased 4,791,187 Ordinary Shares from the underwriters as set out in Item 4 above.  Pursuant to previous transactions as set out in Item 4 above, FCID held directly 1,571,574 Ordinary Shares as of November 26, 2013.  Directly and indirectly through FCID, Bpifrance holds 6,362,761 Ordinary Shares, and all such Ordinary Shares are represented by ADRs.  BPI may be deemed to be the beneficial owner of 6,362,761 Ordinary Shares, indirectly through its sole ownership of Bpifrance.  CDC and EPIC may be deemed to be the beneficial owner of 6,362,761 Ordinary Shares, indirectly through their joint ownership and control of BPI.  Bpifrance Investissement and Nicolas Dufourcq may be deemed to be the beneficial owner of 1,571,574 Ordinary Shares through their control of FCID.  Nicolas Dufourcq disclaims beneficial ownership of the Ordinary Shares and this Statement on Schedule 13D is not an admission that he is the beneficial owner of Ordinary Shares.

As set out in Item 4 above, in connection with its purchase of the Ordinary Shares, Bpifrance also entered into the Agreement relating to the Common Shares with Dr. Georges Karam, chairman of the board of directors of the Issuer.

(a)                                 See also the information contained on the cover pages of this Statement on Schedule 13D which is incorporated herein by reference.  The percentage of Ordinary Shares beneficially owned by each Reporting

Person is based on 57,183,839 outstanding Ordinary Shares of the Issuer to be outstanding after the offering as set out in the Issuer’s Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission on November 21, 2013.

(b)                                 See the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference.

(c)                                  There have been no reportable transactions with respect to the Ordinary Shares or ADSs of the Issuer within the last 60 days by the Reporting Persons other than as described in this Statement on Schedule 13D.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.                                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Statement on Schedule 13D and the exhibits to this Statement on Schedule 13D are incorporated herein by reference.

Item 7.                                     Material to be Filed as Exhibits.

99.1                        Letter Agreement, dated November 20, 2013, between Bpifrance and Dr. Georges Karam.

99.2                        Joint Filing Agreement dated as of December 2, 2013, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2013

CAISSE DES DÉPÔTS ET CONSIGNATIONS

By:	/S/ Alain MINCZELES
Name : Alain MINCZELES
Title : Head of Finance Division

BPIFRANCE PARTICIPATIONS S.A.

By:	/S/ Nicolas DUFOURCQ
Name: Nicolas DUFOURCQ
Title: Chairman of the Board and Chief Executive Officer

BPI-GROUPE (BPIFRANCE)

By:	/S/ Nicolas DUFOURCQ
Name: Nicolas DUFOURCQ
Title: Chief Executive Officer

EPIC BPI-GROUPE

By:	/S/ Arnaud CAUDOUX
Name: Arnaud CAUDOUX
Title: Chief Financial Officer

FONDS DE CO-INVESTISSEMENT DIRECT

By:	/S/ Nicolas DUFOURCQ
Name: Nicolas DUFOURCQ
Title: Chairman of the Board and Chief Executive Officer of the Board of BPI FRANCE INVESTISSEMENT, manager of Fonds de Co-Investissement Direct

BPIFRANCE INVESTISSEMENT S

By:	/S/ Nicolas DUFOURCQ
Name: Nicolas DUFOURCQ
Title: Chairman of the Board and Chief Executive Officer

NICOLAS DUFOURCQ

By:	/S/ Nicolas DUFOURCQ
Name: Nicolas DUFOURCQ

APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below.  The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.  Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Director, Chairman , Chief Executive Officer of Bpifrance Participations, and of BPI-Groupe (bpifrance)

FRANCK SILVENT	Director, Director of the Caisse des Dépôts group Finance, Strategy, Subsidiaries and International Department

ANTOINE COLAS	Director, Special advisor to the Chief Executive Officer of the Caisse des Dépôts

CATHERINE MAYENOBE	Director, Director of the Programme d’investissements d’avenir Mission at Caisse des Dépôts and Paris Capital Numérique Prefiguration Mission

DAVID AZEMA	Director, Chief Executive Officer of the Agence des Participations de l’Etat

PASCAL FAURE	Director, General Director of the General Directorate for Competitiveness, Industry and service of the Ministry of Economy and Finance

FREDERIC SAINT-GEOURS	Director, Special advisor to the Chairman of the management board of Peugeot SA, President of France’s Metallurgy Industries Confederation (UIMM)

FLORENCE PARLY	Director, Executive Vice President — Passenger Activity Paris-Orly and French Stations at Air France

MAYA ATIG	Director, Deputy Chief Executive of the Agence France Trésor

LAURENCE DEBROUX	Director, Executive Vice-President, Finance and Administration at JCDecaux

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Chief Executive Officer

JEAN-YVES GILET	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

APPENDIX B

Name, business address,  present principal occupation or employment and place of citizenship of the directors and executive officers of

BPI-GROUPE (BPIFRANCE)

The name, business address and present principal occupation or employment of each of the directors and executive officers of BPI-Groupe (bpifrance) are set forth below.  The business address of each director and executive officer is BPI-Groupe (bpifrance), 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.  Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

JEAN-PIERRE JOUYET	Chairman, Chief Executive Officer of the Caisse des Dépôts et Consignations

NICOLAS DUFOURCQ	Director, Chairman and Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of BPI-Groupe (bpifrance)

DELPHINE D’AMARZIT	Director, Head of department at the General Directorate of the Treasury of the Ministry of Economy and Finance

MAUD BAILLY-TURCHI	Director, Senior Financial Controller with the State Financial Audit Department of the Ministry of Economy and Finance

DAVID AZEMA	Director, Chief Executive Officer of the Agence des Participations de l’Etat (French state shareholding agency)

LOUIS GALLOIS	Director, General Commissioner for Public Investment

SEGOLENE ROYAL	Director, Chairman of the Regional Council of Poitou-Charente

JEAN-PAUL HUCHON	Director, Chairman of the Regional Council of Ile de France

FRANCK SILVENT	Director, Director of the Caisse des Dépôts group Finance, Strategy, Subsidiaries and International Department

ALINE MORANCHO	Director, General Director of the General Directorate of the Caisse des Dépôts for Burgundy

AGNES PANNIER-RUNACHER	Director, Deputy Managing Director of the Compagnie des Alpes

AMELIE FAURE	Director, Entrepreneur, Chairman of the Board of Directors of Augure

NICHOLAS THERY	Director, Deputy Chief Executive Office of the Groupe Crédit-Mutuel-CIC, Chairman and Chief Executive Officer of Banque CIC Est

APPENDIX C

Name, business address,  present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS ET CONSIGNATIONS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts et Consignations are set forth below.  The business address of each director and executive officer is Caisse des Dépôts et Consignations, c/o 56, rue de Lille, 75007 Paris, France.  Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment

JEAN-PIERRE JOUYET	Chief Executive Officer

ODILE RENAUD BASSO	Deputy Chief Executive Officer and Savings Fund Director

ANDRE LAURENT MICHELSON	Group Corporate Secretary

FRANCOIS BACHY	Group Corporate Communications Director

NATHALIE GILLY	Banking Services Director

BRIGITTE GOTTI	Group Human Resources Director

ANNE-SOPHIE GRAVE	Pensions and Solidarity Director

STEPHANE KEITA	Regional and Local Development and Network Director

OLIVIER MAREUSE	Group Finance Director

JEAN MARC MORIN	Deputy Group Corporate Secretary and head of Legal and Tax Department

FRANCK SILVENT	Director of the Caisse des Dépôts Group Finance, Strategy, Subsidiaries and International Department

GILLES SEIGLE	Regional and Local Development and Network Director

APPENDIX D

Name, business address,  present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPI-GROUPE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC BPI-Groupe are set forth below.  The business address of each director and executive officer is EPIC BPI-Groupe, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.  Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

BRUNO DURIEUX	Chairman, Chief Executive Officer of EPIC BPI-Groupe

DELPHINE D’AMARZIT	Director, Head of department at the General Directorate of the Treasury of the Ministry of Economy and Finance

JULIETTE D’ABOVILLE	Director, Head of the Legal Department of the Agence des Participations de l’Etat (French state shareholding agency)

VINCENT MOREAU

Director, Deputy Director of the3d Sub Directorate (Education, Research and Higher Education, Energy, State Holdings, Industry, Innovation) of the General Directorate for Budget of the Ministry of Economy and Finance

BENJAMIN GALLEZOT	Director, Deputy General Director of the General Directorate for Competitiveness, Industry and Service of the Ministry of Economy and Finance

LAURENCE HARTMANN	Director, Deputy of the Executive Officer of the Partnerships and Value-creation Department of the Ministry of Higher Education and Scientific Research

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

BRUNO DURIEUX	Chief Executive Officer

APPENDIX E

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE INVESTISSEMENT

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Investissement S.A.S. are set forth below.  The business address of each director and executive officer is Bpifrance Investissement S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.  Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Director, Chairman , Chief Executive Officer of Bpifrance Participations, and of BPI-Groupe (bpifrance), Chairman of Bpifrance Investissement

FRANCK SILVENT	Director, Director of the Caisse des Dépôts group Finance, Strategy, Subsidiaries and International Department

ANTOINE COLAS	Director, Special advisor to the Chief Executive Officer of the Caisse des Dépôts

CATHERINE MAYENOBE	Director, Director of the Programme d’investissements d’avenir Mission at Caisse des Dépôts and Paris Capital Numérique Prefiguration Mission

DAVID AZEMA	Director, Chief Executive Officer of the Agence des Participations de l’Etat

PASCAL FAURE	Director, General Director of the General Directorate for Competitiveness, Industry and service of the Ministry of Economy and Finance

FREDERIC SAINT-GEOURS	Director, Special advisor to the Chairman of the management board of Peugeot SA, President of France’s Metallurgy Industries Confederation (UIMM)

FLORENCE PARLY	Director, Executive Vice President — Passenger Activity Paris-Orly and French Stations at Air France

MAYA ATIG	Director, Deputy Chief Executive of the Agence France Trésor

LAURENCE DEBROUX	Director, Executive Vice-President, Finance and Administration at JCDecaux

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

JEAN-YVES GILET	Executive Director

PAUL-FRANÇOIS FOURNIER	Executive Director

DANIEL BALMISSE	Executive Director

PASCAL LAGARDE	Executive Director